UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 25, 2015

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 71
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated March 25, 2015 announcing the appointment of Turkcell’s CEO.

Istanbul, March 25, 2015

Announcement Regarding the Turkcell CEO Appointment

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

Turkcell Board of Directors convened on 25 March 2015 and has taken the decision unanimously to appoint Mr. Kaan Terzioğlu as Turkcell Chief Executive Officer, effective from April 1, 2015.

Kaan Terzioğlu is a graduate of the Department of Business Administration at Boğaziçi University in 1990. He began his professional career in the same year as an Independent Auditor and CPA at Arthur Andersen Turkey. In 1992, Mr. Terzioğlu joined Arthur Andersen USA as the IT Strategies and Security Specialist, and in 1994, began working at Arthur Andersen Belgium as the Leader of Information Management and Digital Strategy Services. In 1998, he was appointed as the Vice President of Consultancy Services Turkey Operations. Between 1999 and 2012, he served as the Team Leader of E-Commerce Strategies for the EMEA region, Sales Director of Advanced Technologies for the EMEA region, Managing Director of Technology Marketing Organization for the EMEA region, and the Vice President of Central and Eastern Europe at Cisco Systems Brussels branch, respectively. Mr. Terzioğlu had been appointed as a Member of the Board of Directors at Akbank on April 3, 2012. He is alsoa member of the Board of Directors at Aksigorta A.Ş., Teknosa İç ve Dış Ticaret A.Ş. and Carrefoursa A.Ş.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 25, 2015	By:	/s/ Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: March 25, 2015	By:	/s/ Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations Director